Exhibit 99.1

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure Made According to the

Requirements of the Law of 2 May 2007

Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) discloses the notification of significant shareholdings that it has received in accordance with the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, AB InBev publishes the content of the notification that it has received.

 1.     Date: Notification of 17 October 2016

 2.     Notification by (person acting in concert):

Mr Jorge Paulo Lemann
Mr Carlos Alberto da Veiga Sicupira
Mr Marcel Herrmann Telles
EPS SA under Luxembourg law	Route de Longwy 488, L-1940 Luxembourg
BRC SàRL under Luxembourg law	Boulevard Royal 3, L-2249 Luxembourg
Stichting Anheuser-Busch InBev under Dutch law	Amstelveenseweg 760, 1081 JK Amsterdam, Netherlands
Anheuser-Busch InBev SA	Grand’Place 1, B-1000 Bruxelles
Rayvax Société d’Investissements SA	Square Vergote 19, B-1200 Bruxelles
Stichting Fonds InBev Baillet Latour	Ceresstraat 1, 4811 CA Breda, Netherlands
Fonds Verhelst SPRL with social purpose	Brouwerijplein 1, B-3000 Leuven

3. Denominator: 2,019,241,973 shares

    ab-inbev.com

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

4. Voting rights and assimilated financial instruments

	After the transaction
	# voting rights		% voting rights
Holders of voting rights	Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
Marcel Herrmann Telles			0.00%
Jorge Paulo Lemann	0		0.00%
Carlos Alberto da Veiga Sicupira	0		0.00%
BRC	37,598,236		1.86%
EPS	99,999		0.00%
EPS Participations	130,257,459		6.45%
Stichting Anheuser-Busch InBev	663,074,832		32.84%
Anheuser-Busch InBev	85,000,000		4.21%
Brandbrew	405,894		0.02%
Brandbev	74,498		0.00%
Mexbrew	60,000		0.00%
Subtotal	916,570,918		45.39%
Rayvax Société d’Investissements	484,794		0.02%
Sébastien Holding	10		0.00%
Subtotal	484,804		0.02%
Stichting Fonds InBev Baillet Latour	0		0.00%
Fonds InBev Baillet Latour	5,485,415		0.27%
Subtotal	5,485,415		0.27%
Fonds Verhelst	0		0.00%
Fonds Voorzitter Verhelst	6,997,665		0.35%
Subtotal	6,997,665		0.35%
TOTAL	929,538,802	0	46.03%	0.00%

5. Date transaction: 11 October 2016

    ab-inbev.com

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

6. Chain of controlled entities through which the shareholding is effectively owned:

Agreement of concert and shareholding structure of AB InBev:

1)

EPS, EPS Participations, Rayvax Société d’Investissements, BRC and Stichting Anheuser-Busch InBev are bound by a shareholders’ agreement organizing the joint control of Stichting Anheuser-Busch InBev by EPS, EPS Participations & BRC and organizing a concert with Rayvax.

2)	AB InBev and its subsidiaries Brandbrew, Brrandbev and Mexbrew are controlled by Stichting Anheuser-Busch InBev, which is jointly controlled by EPS, EPS Participations & BRC.
3)

Fonds InBev Baillet Latour and Fonds Voorzitter Verhelst have also signed an agreement to act in concert with Stichting Anheuser-Busch InBev. Fonds InBev Baillet Latour is controlled by Stichting Fonds InBev Baillet Latour under Dutch law. Fonds Voorziter Verhelst is controlled by Fonds Verhelst SPRL with social purpose.

4)	EPS Participations is fully owned by EPS which is not controlled.
5)

The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inbev.com.

6)	Sébastien Holding is controlled by Rayvax Société d’Investissements.

7. Additional information:

1)	This notification results from the admission of AB InBev SA to the listing on Euronext Brussels.
2)

Certificates issued by Stichting Anheuser-Busch InBev: EPS owns 1 certificate. EPS Participations owns 331,537,415 certificates and BRC owns 331,537,416 certificates. Each certificate entitles potentially to one AB InBev share, owned by Stichting Anheuser-Busch InBev.

3)

The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inbev.com.

4)	EPS makes the notification on behalf of EPS Participations, its subsidiary, according to article 11, §1 of the law of 2 May 2007.
5)	Rayvax Société d’Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

    ab-inbev.com

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

6)	AB InBev makes the notification on behalf of Brandbrew, Mexbrew and Brandbev, its subsidiaries, according to article 11, §1 of the law of 2 May 2007.
7)

Stichting Fonds InBev Baillet Latour makes the notification on behalf of Fonds InBev Baillet Latour SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The Stichting does not directly hold any Anheuser-Busch InBev shares.

8)

Fonds Verhelst SPRL with social purpose makes the notification on behalf of Fonds Voorzitter Verhelst SPRL with social purpose, according to article 11 § 1 of the law of 2 May 2007. The first SPRL does not directly hold any Anheuser-Busch InBev shares.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or AB InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com.

This notification will be posted on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

Like us @ www.facebook.com/abinbev.

Follow us @ twitter.com/abinbevnews.

    ab-inbev.com

Press Release
Brussels / 19 October 2016 / 8:00 AM CET

Contacts

Media	Investors

Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Heiko Vulsieck +32 16 27 68 88 heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer +32 16 27 68 23 kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

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